UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 26, 2023

(Date of Report (Date of earliest event reported))

GRAZE, INC.

(Exact name of registrant as specified in its charter)

Delaware	82-3705318
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1438 9th St Santa Monica, CA	90401
(Address of principal executive offices)	(ZIP Code)

310-431-1186

(Registrant’s telephone number, including area code)

Common Stock

Series A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7.	Departure of Certain Officers

On June 26, 2023, John Vlay was terminated as Chief Executive Officer by the Board of Directors of Graze, Inc. (the “Company”).

On June 30, 2023, Logan Fahey was appointed as Chief Executive Officer, to serve until his successor is elected and qualified.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Graze, Inc.

By	/s/ James Jordan
James Jordan, Director

Date: June 30, 2023